NEWS RELEASE
TSX Venture Exchange Symbol: SNV	January 3rd, 2007

SONIC DEBENTURE CONVERTED TO BEGIN 2007 DEBT- FREE

Vancouver, Canada, Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced that the holders of the Company’s one million dollars ($1,000,000) in convertible debentures have agreed to convert the debentures into 1,333,334 common shares of the Company at the price of $0.75 per share. The conversion price represents a premium to the current market. The debentures were issued in December 2005 with a 24-month term and 12% interest rate per annum paid quarterly in arrears. The 500,000 share purchase warrants issued in connection with the convertible debenture remain exercisable into an additional common share at $2.20 per common share. The holders of the convertible debenture are Directors of the Company.

Adam Sumel, President of Sonic, stated “Our Board of Directors is extremely supportive as evidenced by the willingness of Mr. Rick llich and Mr. Doug Forster to convert their debenture holdings. The Company acknowledges the confidence displayed in our progress and in our vision for the future.”

Sonic is completing projects in BC and Ontario and is continuing work on a second project in Ontario. The Company’s technologies are also being licenced extensively throughout the world and Sonic expects to complete several new major projects in North America.

About Sonic
Sonic develops and markets industrial and environmental processes utilizing the Company’s patented sonic generator. These Sonoprocess™ solutions represent the world’s only large scale use of sonic energy in process industries. Sonic’s Environmental Remediation Division markets remediation services utilizing both our Sonoprocess™ technology for the chemical destruction of Persistent Organic Pollutants (POP) and the Terra-Kleen solvent extraction process for the removal of POP contamination. Sonic is developing further proprietary SonoprocessTM applications to better meet the needs of major process industries such as the oil sands sector.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For further information, please contact:
Robin Cook, Account Manager	Tel: (416) 868-1079 ext. 228
CHF Investor Relations	Fax: (416) 868-6198
Email: robin@chfir.com

www.SonicEnvironmental.com